Exhibit 10.45

REVENUE SHARING AGREEMENT

THIS REVENUE SHARING AGREEMENT (“Agreement”) is dated as of September 30, 2011, and made by and between ORIX PROTON SAN DIEGO, LLC, a Delaware limited liability company, its successors and assigns (“ORIX”) and VARIAN MEDICAL SYSTEMS INTERNATIONAL AG, a Swiss corporation (“Varian”).

RECITALS

A. ORIX Capital Markets, LLC, a Delaware limited liability company, in its capacity as administrative agent under the Loan (as defined below) (“Agent”), ORIX Capital Markets, LLC, a Delaware limited liability company, as a lender and not Agent (“OCM”), Varian, as a lender, and California Proton Treatment Center, LLC, a Delaware limited liability company (“Borrower”) are parties to that certain Loan and Security Agreement of even date herewith (the “Loan Agreement”), pursuant to which the lenders party thereto from time to time have agreed to make a loan to Borrower in an amount not to exceed $165,300,000 (the “Loan”). The Loan is secured by, among other things, that certain real estate commonly known as 9730 Summers Ridge Road, San Diego, California (the “Property”).

B. In consideration of OCM’s agreement to arrange the Loan to Borrower and to enter into the Loan Agreement, and as a requirement therefor, Borrower agreed to enter into a ground lease transaction with ORIX, an affiliate of OCM, as further set forth in these Recitals.

C. Borrower, as ground lessor, has entered into that certain Ground Lease dated as of September 30, 2011 (the “Ground Lease”) with ORIX, as ground lessee, pursuant to which Borrower leases and demises all of its rights and interests in and to the Property to ORIX.

D. ORIX, as ground sublessor, has entered into that certain Ground Sublease dated as of September 30, 2011 (the “Ground Sublease”) with Borrower, as ground sublessee, pursuant to which ORIX leases and demises all of its rights and interests in and to the Property to Borrower. Pursuant to the terms of the Ground Sublease, Borrower shall make ground rent payments to ORIX equal to the Annual Rent and the Additional Rent, as those terms are defined and as more specifically set forth in the Ground Sublease. All capitalized terms not otherwise defined in this Agreement shall have the meanings given them in the Ground Sublease.

E. Pursuant to the Loan Agreement, OCM has the right, at any time and from time to time, to purchase or cause to be purchased all or a portion (whether advanced or not) of Varian’s Individual Loan Commitment (as defined in the Loan Agreement), in accordance with Section 9.8 of the Loan Agreement.

NOW THEREFORE, in consideration of the Recitals set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. ORIX shall, promptly after its actual receipt of any Annual Rent or any Additional Rent from Borrower (including receipt of any Annual Rent or Additional Rent and interest thereon that may have accrued pursuant to the Ground Sublease), pay to Varian an amount equal to forty percent (40%) (“Varian’s Share”) of all such Annual Rent or Additional Rent received by ORIX (each such payment to Varian is referred to herein as a “Revenue Payment”). ORIX shall deliver to Varian, simultaneously with each payment to Varian of a Revenue Payment, a copy of the most recent financial report delivered by Borrower to ORIX containing Borrower’s calculation of all Revenue and Priority Ground Rent for the month covered in such report and for the entire calendar year to date, or, if applicable, Borrower’s report containing Borrower’s calculation of the Additional Rent (and Varian acknowledges and agrees that ORIX makes no representation or warranty (implied, express or otherwise) as to the accuracy or completeness of all such financial reports and the data and calculations contained therein). All of Varian’s rights and benefits under this Agreement, including, without limitation, the right to receive Revenue Payments, are personal to Varian only, and no successor or assign of Varian or of any of Varian’s rights under the Loan shall have any right to receive any Revenue Payment or any other benefits arising under this Agreement, unless permitted pursuant to this Agreement.

2. If at any time and from time to time, but in any event on or prior to December 31, 2012 (the “Cut Off Date”), Varian receives one or more payments representing principal then outstanding on its Note(s) (as defined in the Loan Agreement), whether any such payments are made by Borrower, arise through OCM’s exercise of its purchase rights described in Section 9.8 of the Loan Agreement or are made from any other source or arise from any other event (or any combination of the foregoing), such that the outstanding principal balance owing to Varian has been reduced, in the aggregate, by at least $17,750,000, then Varian’s Share shall be reduced by one-quarter (1/4), and for each additional reduction, in the aggregate, of the outstanding principal balance then owing to Varian of at least $17,750,000, Varian’s Share shall be further reduced by one-quarter (1/4). For the avoidance of doubt, if at any time on or prior to the Cut Off Date Varian has received payments of principal, in the aggregate, of at least $35,500,000 (but less than $53,250,000), Varian’s Share shall be one-half (1/2) of 40% (i.e. 20%), and if at any time on or prior to the Cut Off Date Varian has received payments of principal, in the aggregate, of at least $71,000,000, Varian’s Share shall be zero.

The following table further illustrates the foregoing:

Aggregate Payment of Principal Received by Varian (on or before the Cut Off Date):	Varian’s Share of Annual Rent:
Less than $17,750,000	40%
At least $17,750,000, but less than $35,500,000	30%
At least $35,500,000, but less than $53,250,000	20%
At least $53,250,000, but less than $71,000,000	10%
$71,000,000 or greater	0%

3. If after the Cut Off Date, Varian’s Share has not been reduced to zero pursuant to Section 2 above, and Varian receives, at any time after the Cut Off Date, one or more payments representing principal then outstanding on its Note(s) arising through OCM’s exercise of its purchase rights described in Section 9.8 of the Loan Agreement or otherwise as a result of OCM’s activities, and the aggregate amount of any such payment or payments received by Varian after the Cut Off Date equals or exceeds one-half (1/2) (but less than all) of the positive difference obtained by subtracting (a) the aggregate amount of any payment or payments representing principal and received by Varian on or before the Cut Off Date from (b) $71,000,000 (such positive difference is referred to herein as the “Excess Balance”), then Varian’s Share then in effect shall be reduced by fifty percent (50%). Furthermore, if Varian shall receive after the Cut Off Date one or more payments representing principal which shall, when aggregated with all other payments representing principal received by Varian after the Cut Off Date, equal or exceed the Excess Balance, then Varian’s Share shall equal ten percent (10%); provided, however, that notwithstanding anything in this Section 3 to the contrary, in no event shall Varian’s receipt of one or more payment or payments representing principal after the Cut Off Date cause Varian’s Share to be reduced below ten percent (10%).

For illustration purposes only, assuming that the aggregate amount of payments representing principal and received by Varian on or before the Cut Off Date equals $21,000,000, then Varian’s Share as of the Cut Off Date would be 30% and the Excess Balance would equal $50,000,000. If the aggregate amount of payments representing principal and received by Varian after the Cut Off Date equals $30,000,000 Varian’s Share would then be reduced to 15%, and if the aggregate amount of payments representing principal and received by Varian after the Cut Off Date equals $50,000,000 or more, Varian’s Share would then be reduced to 10%.

4. Any reduction in Varian’s Share as described in Section 2 or 3 above shall be effective as of the date of Varian’s receipt of the last aggregate principal payment that results in such reduction (any such date is referred to herein as an “Effective Date”), and if any such reduction in Varian’s Share occurs on a day other than the first calendar day of a month, the Revenue Payment for any such month shall be the sum of x and y, where x equals the per diem amount of the Annual Rent received by ORIX for any such month (calculated using the actual number of calendar days in any such month) (the “Per Diem Amount”) multiplied by the number of days from the beginning of such month to the day immediately preceding the Effective Date, then such product multiplied by Varian’s Share (as in effect at the beginning of such month), and where y equals the Per Diem Amount multiplied by the number of days from and including the Effective Date through the end of such month, then such product multiplied by Varian’s Share (as reduced as of the Effective Date).

5. Subject to the provisions of Sections 12 and 13, in the event ORIX sells all or any portion of its leasehold interest created by the Ground Lease or any interest in or right to receive the Annual Rent under the Ground Sublease such that ORIX will no longer receive all or any part of the Annual Rent from Borrower, ORIX shall pay to Varian Varian’s Share of the net sale proceeds received by ORIX in connection with any such sale, less ORIX’s reasonable costs and expenses incurred in connection with any such sale (a “Sale Payment”), promptly upon ORIX’s receipt of any such sale proceeds. Unless any such sale results in a termination of this Agreement in accordance with Section 6, no such sale shall otherwise affect ORIX’s obligations as set forth in this Agreement.

6. Upon the first to occur of (i) Varian’s Share having been reduced to zero, (ii) a sale of the entire leasehold interest created by the Ground Lease or all rights to receive the Annual Rent under the Ground Sublease, such that in either case ORIX no longer has any right to receive any Annual Rent from Borrower, or (iii) the expiration or termination of the Ground Sublease, and in any such event, upon Varian’s receipt of the Revenue Payment for the month in which any such event occurred (calculated as described in Section 4 above) and the Sale Payment (if applicable), this Agreement and all of ORIX’s and Varian’s rights and obligations with respect to the calculation, delivery, payment and receipt of the Revenue Payments and Sale Payments shall terminate, cease and be of no further force or effect.

7. Notwithstanding anything in this Agreement to the contrary, if at any time OCM exercises its purchase rights pursuant to the second paragraph of Section 9.8(c) of the Loan Agreement and Varian fails to execute and deliver the Assignment and Acceptance Agreement (as that term is defined in the Loan Agreement) as and when required in Section 9.8(c) of the Loan Agreement, then for all purposes of this Agreement and the determination of “Varian’s Share” as described herein, Varian shall be deemed to have received, on the last day by which Varian was required to execute and deliver any such Assignment and Acceptance Agreement, a payment in an amount equal to the amount set forth in the relevant Transfer Notice (as defined in the Loan Agreement) representing the amount of principal then outstanding on Varian’s Note(s) that Varian would have received if such Assignment and Acceptance Agreement had been executed as and when required under Section 9.8 of the Loan Agreement.

8. Each of ORIX and Varian are sophisticated parties and each of ORIX and Varian has not relied in entering into this Agreement upon any oral or written information, representation, warranty or covenant from the other, or any of the other’s representatives, employees, affiliates or agents. Each of ORIX and Varian further acknowledges that no employee, agent or representative of the other has been authorized to make, and that each of ORIX and Varian have not relied upon, any statements, representations, warranties or covenants other than those specifically contained in this Agreement. Without limiting the foregoing, each of ORIX and Varian acknowledges that the other has made no representations or warranties as to the Ground Lease, Ground Sublease, the Property, Borrower or Scripps (including, without limitation, the cash flow of the Property, the value, marketability, condition or future performance thereof, the existence, status, adequacy or sufficiency of the leases, the tenancies or occupancies of the Property, or the sufficiency of the cash flow of the Property to pay all amounts which may become due from time to time pursuant to the Ground Sublease or this Agreement). ORIX’s payment obligations as set forth in this Agreement shall be limited to the extent of ORIX’s actual receipt of Annual Rent from Borrower under the Ground Sublease and ORIX shall not be liable to Varian for any failure of Borrower to make (or ORIX’s failure to receive) any payments of Annual Rent to ORIX under the Ground Sublease. ORIX’s rights and obligations under this Agreement shall be binding upon and inure to the benefit of ORIX’s respective successors, assigns and participants.

9. Nothing provided herein is intended to create a joint venture, partnership, tenancy-in-common or joint tenancy relationship between or among any of the parties hereto.

10. This Agreement may be executed in multiple counterparts, each of which shall constitute an original and, taken together, shall constitute a single Agreement.

11. The interpretation, validity and enforcement of this Agreement shall be governed by and construed under the internal laws of the State of New York (without regard to conflict of law principles thereof). Each party hereto hereby waives its respective rights to a trial by jury in any action or proceeding to enforce this Agreement or based upon, or arising out of, the subject matter of this Agreement, and this waiver is knowingly, intentionally and voluntarily made by each party hereto.

12. Notwithstanding anything to the contrary in the Ground Lease or the Ground Sublease, ORIX covenants and agrees not to transfer its interests under the Ground Lease or the Ground Sublease separately from any transfer or assignment of its rights and obligations under this Agreement. ORIX shall have the right to assign its rights and delegate its duties under this Agreement upon written notice to Varian (i) to any entity, directly or indirectly, through one or more intermediaries, controlled by, controlling, or under common control with, ORIX, (ii) to any joint venture (whether in the form of a limited liability company, a limited partnership or otherwise), in which any of ORIX or its affiliates has a controlling interest, (iii) as part of a Portfolio Transaction (as hereinafter defined), (iv) to an entity which results from a merger of, reorganization of, or consolidation with the person or entity controlling ORIX, which acquires substantially all of the stock or assets of the person or entity controlling ORIX, or (v) to an entity which has a financial condition that is substantially similar to or better than that of ORIX as of the date of the assignment, as reasonably determined by Varian. Upon ORIX’s satisfaction of the conditions set forth in the prior sentence, and any successor or assign described in (i) through (v) above expressly assuming all of ORIX’s obligations under this Agreement in a writing delivered to Varian, ORIX shall be released from all liabilities and obligations arising under this Agreement after the effective date thereof. Any assignment of this Agreement by ORIX, other than an assignment described in the first sentence of this Section 12 or an assignment in conjunction with a sale that results in a termination of this Agreement in accordance with Section 6, shall be subject to the prior written consent of Varian, which shall not be unreasonably withheld, conditioned or delayed. Varian shall have no right to sell, transfer, assign, pledge or encumber this Agreement or all or any portion its rights hereunder, except that upon written notice to ORIX, Varian may assign all its rights and delegate its duties under this Agreement (i) to any entity, directly or indirectly, through one or more intermediaries, controlled by, controlling, or under common control with, Varian, (ii) to any joint venture (whether in the form of a limited liability company, a limited partnership or otherwise), in which any of Varian or its affiliates has a controlling interest, or (iv) to an entity which results from a merger of, reorganization of, or consolidation with Varian, which acquires substantially all of the stock or assets of Varian.

13. Notwithstanding any other provision of this Agreement to the contrary, in the event ORIX elects to market for sale all or any portion of its leasehold interest created by the Ground Lease or any interest in or right to receive the Annual Rent and Additional Rent under the Ground Sublease (any such interest or right, the “Offered Interest”), then the following provisions shall apply:

a. ORIX shall first offer to Varian the right to purchase the Offered Interest (the “Right of First Offer”) by advising Varian in writing (the “Offer Notice”) of ORIX’s desire to sell and intent to market the Offered Interest, specifying in reasonable detail the

Offered Interest and the price and other terms and conditions upon which ORIX is willing to sell (the “Offer Terms”).

b. Upon ORIX’s delivery of the Offer Notice to Varian, Varian shall have ten (10) days (the “Response Period”) in which to advise ORIX in writing (the “Offer Response”) whether or not Varian elects to purchase the Offered Interest on all of the Offer Terms. If Varian notifies ORIX that it does not wish to purchase the Offered Interest on the Offer Terms or fails to deliver an Offer Response within the Response Period, then ORIX shall be entitled to pursue a sale of the Offered Interest to a third party (a “Sale”) on substantially the same Offer Terms as are set forth in the Offer Notice (as reasonably determined by ORIX, provided that a reduction in the purchase price by not more than ten percent (10%) shall not be deemed a substantial change to the Offer Terms). In the event, however, that ORIX fails to consummate a Sale on substantially the same Offer Terms set forth in the Offer Notice (as reasonably determined by ORIX, provided that a reduction in the purchase price by not more than ten percent (10%) shall not be deemed a substantial change to the Offer Terms) within six (6) months from the expiration of the Response Period, then Varian’s rights under this Section 13 shall automatically be reactivated and reinstated, and ORIX shall have no further right to market the Offered Interest for sale or to actively pursue efforts to consummate a sale without first sending Varian an Offer Notice with the applicable Offer Terms set forth therein.

c. If Varian delivers an Offer Response within the Response Period advising ORIX of its desire to acquire the Offered Interest on the Offer Terms set forth in the Offer Notice, ORIX shall prepare and deliver to Varian an assignment and assumption agreement (“Assignment”), and, if the Sale involves the transfer of the Ground Lease, deeds transferring both the Ground Sublease and the Ground Lease interest in recordable form, incorporating the Offer Terms and without representation or warranty, along with a notice setting forth a closing date (the “Closing Date”) which shall be no later than thirty (30) days from the date of ORIX’s delivery of the Assignment to Varian. On or before the Closing Date, Varian shall pay to ORIX, in immediately available funds, the total purchase price for Offered Interest contained in the Offer Notice less Varian’s Share of such purchase price, and both ORIX and Varian shall execute and deliver to each other original counterparts of the Assignment. In the event of a breach by either ORIX or Varian of their respective obligations contained in this paragraph, such breaching party shall be liable to the non-breaching party for the non-breaching party’s losses and damages arising from any such breach, provided that if Varian is the breaching party, the Right of First Offer shall automatically be rendered null and void and of no further force or effect.

d. In the event ORIX desires to assign its rights and delegate its duties under this Agreement (i) to any entity, directly or indirectly, through one or more intermediaries, controlled by, controlling, or under common control with, ORIX, (ii) to any joint venture (whether in the form of a limited liability company, a limited partnership or otherwise), in which any of ORIX or its affiliates has a controlling interest, (iii) as part of a Portfolio Transaction, (iv) to an entity which results from a merger of, reorganization of, or consolidation with the person or entity controlling ORIX, which acquires substantially all of the stock or assets of the person or entity controlling ORIX, none of such transfers described in (i) through (iv) above shall trigger Varian’s Right of First Offer. A “Portfolio Transaction” shall mean a contemplated sale to a third party of the leasehold interest created by the Ground Lease, together with (a) all of the assets that are owned by ORIX, (b) one or more additional assets owned by any entity controlled by, controlling, or under common control with, ORIX, or (c) one or more additional assets owned by a joint venture or co-investment program in which ORIX or one of its affiliates has a controlling interest.

14. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover as an element of the cost of suit and not as damages, its attorneys’ fees (including without limitation, costs, expenses, and fees on an appeal).

15. This Agreement may be amended, discharged or terminated, or any of its provisions waived, only by a written instrument executed by the party to be charged.

[signature page follows]

IN WITNESS WHEREOF, ORIX and Varian have each caused their duly authorized representatives to execute this Agreement as of the day and year first written above.

ORIX:

ORIX PROTON SAN DIEGO, LLC, a Delaware limited liability company

By:	/s/ Michael J. Moran
Name:	Michael J. Moran
Title:	President

VARIAN:

VARIAN MEDICAL SYSTEMS INTERNATIONAL AG, a Swiss corporation

By:	/s/ John W. Kuo
Name:	John W. Kuo
Title:	Director

[Signature Page to Revenue Sharing Agreement]